Mail Stop 4561

September 1, 2009

VIA U.S. MAIL AND FAX (608)661-4701

Mr. James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc
122 West Washington Avenue
Madison, Wisconsin 53703

>   **Re: Great Wolf Resorts, Inc**
>   **Form 10-KSB for the year ended December 31, 2008**
>   **Form 10-Q for the quarterly period ended June 30, 2009**
>   **Definitive Proxy Statement on Schedule 14A filed April 15, 2009**
>   **File No. 000-51064**

Dear Mr. Calder:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item IA. Risk Factors, page 21

1. In future filings, please provide us with a more detailed discussion of the following
   risks, and tell us how you intend to comply.

   - *Current economic conditions, including recent disruptions in the financial
     markets, page 21* – The description of this risk is vague and generic. Identify
     the specific adverse effects that you have experienced as a result of the current
     economic conditions. We note, for example, your disclosure on page 44
     relating to the adverse effects experienced by your Traverse City and
     Sandusky resorts as a result of the current economic conditions.

   - *A significant decline in real estate values…, page 27* – To the extent
     applicable, identify the specific adverse effects related to this risk factor that
     you have experienced, particularly in the current market.

   - *The illiquidity of real estate may make it difficult for us to dispose…, page 29*
     – To the extent applicable, identify any specific adverse effects related to this
     risk factor that you have experienced, particularly in the current market.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 41

2. In future filings, to the extent applicable, please identify each property with a book
   value equal to ten percent or more of your total assets as of the end of your most
   recently completed fiscal year and/or each property with gross revenue equal to ten
   percent or more of your aggregate gross revenues for the last fiscal year. Please tell
   us whether there are currently any properties in your portfolio that meet these criteria.

Segments, page 55

3. Please explain to us how you have met all of the disclosure requirements of Item
   10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding
   the Use of Non-GAAP Financial Measures with respect to your measure of EBITDA,
   excluding certain items.

Form 10-Q for the year ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

4. We note the decline in all of your key operating metrics for both the three months ended and six months ended June 30, 2009. Given these declines, and continuing losses from operations, tell us whether you have performed impairment analyses of your operating properties as of period end. To the extent you have performed impairment tests, tell us the results of those tests.

Schedule 14A, filed on April 15, 2009

Annual Cash Incentive, page 17

5. We note your detailed disclosure regarding how bonus amounts were determined for Ms. Schaefer and Mr. Calder; however, you do not provide similar detail regarding the bonus amounts for your other NEOs. It appears from your disclosure on page 19 that performance goals were used to help determine award amounts for Mr. Nolan and Mr. Schroeder; however it is unclear exactly how these goals impacted the actual bonus amounts paid to these executives. In future filings, please provide a more detailed analysis of how the company determined the actual payout amounts for your other NEOs and tell us how you intend to comply.

Long-Term Incentives, page 20

6. It appears from your disclosure beginning on page 20 that Mr. Calder and Ms. Schaefer are the only NEOs who received long-term incentive awards. In future filings, please disclose the reasons for awarding long-term incentives to these executives but not to the others. If you do grant long-term incentive awards to the other NEOs, please provide a detailed analysis of how the company determined the actual award amounts, similar to the disclosure provided for Mr. Calder and Ms. Schaefer.

Mr. James A. Calder
Great Wolf Resorts, Inc
September 1, 2009
Page 4

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Angela McHale, Staff Attorney at (202) 551-3402 or Paul Fischer, Attorney Advisor at (202) 551-3415 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief